Terry McEwen

CleanTech Innovations, Inc.

August 28, 2014

VIA EDGAR AND ELECTRONIC MAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Pamela Long, Assistant Director

Re:	CleanTech Innovations, Inc.
Amendment No. 3 to Preliminary Information Statement on Schedule 14C
Filed August 13, 2014
File No. 001-35002

Dear Ms. Long:

On behalf of CleanTech Innovations, Inc. (the “Company”), this letter constitutes the Company’s response to your letter dated August 26, 2014 in which you provided the staff’s comments on the Company’s Amendment No. 3 to Preliminary Schedule 14C Information Statement filed August 13, 2014 (the “Amended Information Statement”). References to the Information Statement in the responses set forth in this letter are to the revised Preliminary Schedule 14C Information Statement filed concurrently with this letter, as amended in response to the Staff’s comments. We have included with this letter a redlined copy of the Amendment to aid in expediting your review. Capitalized terms used but not defined in this letter shall have the meaning for such terms as set forth in the Amendment.

General

1.	Please update the management’s discussion and analysis and the financial statements for Initial Koncepts, Inc. (dba Six Dimensions) to reflect the three and six months ended June 30, 2014. Refer to Rule 8-08 of Regulation S-X for guidance.

In response to the Staff’s comment, the Company has revised the information under the heading “Management Discussion and Analysis of Financial Condition and Results of Operations of Six Dimensions, Inc.” (beginning on page 36 of the Information Statement) and in Appendix E – “Unaudited Financial Statements of Six Dimensions, Inc. for the Three Months ended June 30, 2014” (beginning on page E-1 of the Information Statement).

Ms. Pamela Long

Re: CleanTech Innovations, Inc.

August 28, 2014

Action 2. – The Exchange, page 6

Additional Effects of the Exchange, page 14

2.	We note your statements that your common stock is currently eligible for listing on the NASDAQ Stock Market and that continued listing on NASDAQ is a condition to Six Dimensions’ obligations to complete the Exchange. We further note your disclosure in the Form 8-K you filed on August 8, 2014 that NASDAQ has issued a delisting determination to delist your common stock from the NASDAQ Capital Market, which determination you are appealing. Please revise this section to include disclosure similar to that provided in your Form 8-K or incorporate the Form 8-K by reference into the information statement.

In response to the Staff’s comment, the Company has incorporated the Form 8-K by reference and revised the information under the subheading “Additional Effects of the Exchange” (on page 15 of the Information Statement) as follows:

“As disclosed on the Company’s Current Report on Form 8-K filed on August 8, 2014, the Company received a written notification from NASDAQ notifying the Company that it had failed to comply with NASDAQ Listing Rule 5550(a)(2) because the closing bid price per share of its common stock was below the $1.00 minimum bid price requirement for continued listing of its common stock. The Company has appealed the delisting determination and a hearing before the NASDAQ Hearing Panel is scheduled for September 4, 2014.”

The Company also notes its disclosure in the Form 8-K filed August 27, 2014 that NASDAQ issued a subsequent delisting determination on August 20, 2014. As such, the Company has incorporated the Form 8-K by reference and has revised the information under the subheading “Additional Effects of the Exchange” (on page 15 of the Information Statement) as follows:

“As disclosed on the Company’s Current Report on Form 8-K filed on August 27, 2014, the Company received a written notification from NASDAQ notifying the Company that it had failed to comply with NASDAQ Listing Rules 5550(b), 5605(b)(1), 5605(c)(2), 5605(d)(2) and 5605(e)(1). NASDAQ has instructed the Company to address these additional matters to the Hearings Panel at the September 24 hearing.

The Company expects NASDAQ to issue a final decision within two to four weeks after the hearing. The Company’s common stock will continue to list on the NASDAQ Capital Market while such appeal is pending. However, there can be no assurance that the NASDAQ Hearing Panel will grant the Company’s request for continued listing.”

Incorporation By Reference, page 43

3.	Please incorporate your Form 10-Q for the quarterly period ended June 30, 2014 by reference into the information statement.

In response to the Staff’s comment, the Company has revised the information under the heading “Incorporation by Reference” (on page 47 of the Information Statement) as follows:

“This Information Statement incorporates by reference the documents set forth below that have been previously filed with the SEC, except for information furnished under Item 2.02 or Item 7.01 of our Current Reports on Form 8-K which is not deemed to be filed and not incorporated by reference herein:

Ms. Pamela Long

Re: CleanTech Innovations, Inc.

August 28, 2014

(a)	The Company’s Annual Report for the fiscal year ended December 31, 2013 on Form 10-K filed April 15, 2014.

(b)	The Company’s Quarterly Report and Amended Quarterly Report for the quarterly period ended March 31, 2014 on Form 10-Q/A filed May 13, 2014 and June 6, 2014, respectively.

(c)	The Company’s Quarterly Report for the quarterly period ended June 30, 2014 on Form 10-Q filed August 14, 2014.

(d)	The Company’s Current Reports on Form 8-K filed June 16, 2014, June 17, 2014, August 8, 2014 and August 27, 2014.

(e)	The Company’s Information Statement on Schedule 14f-1 filed on June 23, 2014.”

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments regarding this letter or the Amendment to Mr. Neal N. Beaton at (212) 513-3470.

Very truly yours,

CLEANTECH INNOVATIONS, INC.

By:	/s/ Terry McEwen
Terry McEwen Chief Executive Officer

cc:	Neal N. Beaton, Esq.
Partner
Holland & Knight LLP